UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts contracting the ninth unit of the Búzios field

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Rio de Janeiro, April 30, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has started, today, the bidding process for the acquisition of a new FPSO for the Búzios field, in the Santos Basin pre-salt area. Called P-80, the platform will be the ninth unit to operate in the field, with capacity to process 225 thousand barrels of oil and 12 million cubic meters of gas per day. Like FPSO Almirante Tamandaré, currently under construction, the P-80 will be the biggest oil production unit to operate in Brazil and one of the biggest in the world. The P-80 is expected to start operating in 2026.

The unit will be contracted under the EPC (engineering, procurement, and construction) modality and is the result of Petrobras' strategy to develop new projects for its own platforms, incorporating the lessons learned from the FPSOs that have already been installed in the pre-salt, including contracting and construction aspects. The contracting model, as in previous experiences, foresees the participation, by means of public pre-qualification, of national and international companies, all with recognized experience.

Petrobras continues to use the concept of standardized projects as a reference for these contracts, incorporating standardization of specifications and a market approach model. Innovations were also implemented, such as: a mechanism to treat and reinject the water produced in the reservoir; technologies to reduce the emission of pollutant gases; and the incorporation of systems that reduce the need for diving for hull inspection.

Búzios

The Búzios field, discovered in 2010, is the largest deep-water oil field in the world. It is a world-class asset, with substantial reserves, low risk, and low lifting cost. It should reach the end of the decade with daily production above 2 million barrels of oil equivalent per day, becoming the Petrobras asset with the highest production.

Currently, there are four units operating in Búzios, which account for more than 20% of Petrobras' total production. The fifth and sixth platforms (FPSOs Almirante Barroso and Almirante Tamandaré) are under construction, and the seventh and eighth units (FPSOs P-78 and P-79) are in the contracting process.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer